FORM OF

ASSIGNMENT OF STOCK

THIS ASSIGNMENT OF STOCK (this “Agreement”) is made and entered into as of September 25, 2019 by Christopher Werner (“Assignor”) and between American Condor Resources (“Assignee”).

RECITALS

WHEREAS, Assignor is the owner and holder of 333 shares of common stock, par value $.01 per share (the “Shares”), of Gorgona Gold S.A.C., a Peruvian corporation (the “Company”); and

WHEREAS, Assignor wishes to convey 333 Shares (the “Conveyed Shares”) to Assignee.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Recitals. The recitals contained hereinabove are acknowledged by the parties as being true and correct and are incorporated by reference herein.

2. Assignment. Assignor hereby assigns, sells, conveys, transfers and sets over unto Assignee, its successors and assigns, all right, title and interest of Assignor in and to the Conveyed Shares, free and clear of all liens, claims, charges and encumbrances, other than any encumbrances arising from security interests granted by Assignee to Assignor in connection with the conveyance of the Conveyed Shares, as more fully set forth herein. Assignor hereby represents and warrants to Assignee that (i) Assignor is the sole legal and beneficial owner of the Conveyed Shares, (ii) Assignor owns the Conveyed Shares free and clear of all liens, claims, charges and encumbrances, and (iii) Assignor has the full power and authority to assign, sell, convey, transfer and set over to Assignee all of Assignor’s right, title and interest in and to the Conveyed Shares, and no approval or consent of any person, court or other governmental authority or agency is required in connection with this Agreement.

3. Consideration. As consideration for the assignment of the Conveyed Shares Assignee has executed and delivered to Assignor a Secured Promissory Note (Non-Recourse), in the amount of $427,337 the form of which is attached hereto as Exhibit A. As security therefore, Assignee has executed and delivered to Assignor a Stock Pledge Agreement for 5,000,000 shares, the form of which is attached hereto as Exhibit B.

4. General Provisions.

(a) Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and the transactions contemplated herein, and supersedes all prior understandings and agreements (oral and written) of the parties with respect to the subject matter hereof.

(b) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

(c) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado applicable to contracts made and to be performed in that State. Venue of any action arising out of this Agreement shall lie exclusively in Arapahoe County, Colorado.

(d) Further Actions. Assignor agrees to execute such additional documents, stock powers and letters of direction as may be necessary to effect the assignment contemplated hereby.

IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be duly executed as of the date first above written.

ASSIGNOR: /s/ Christopher O. Werner	ASSIGNEE: /s/ Christopher O. Werner

Christopher Werner, Individually	Christopher Werner, CEO
American Condor Resources